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SEC Mail Processing Section
FEB 28 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-14903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Relevant Wealth Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Belvedere Place, Suite 350
(No. and Street)

Mill Valley (City) California (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce J. Raabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Relevant Wealth Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

State of California
County of Marin

Subscribed and sworn (or affirmed) before me on this 23 day of February, 2017 by Bruce J. Raabe, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

DULCE FRANCELY TAFOLLA-RIOS
COMM. # 2137936
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. DEC. 21, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELEVANT WEALTH ADVISORS, LLC

CONTENTS

BPM

600 California Street, Suite 600, San Francisco, CA 94108

Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Relevant Wealth Advisors, LLC

We have audited the accompanying statement of financial condition of Relevant Wealth Advisors, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

BPM LLP

BPM LLP
San Francisco, California
February 22, 2017

RELEVANT WEALTH ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	258,398
Accounts receivable		833,130
Furniture and equipment, net		34,532
Other assets		30,635
Total assets	$	1,156,695

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	54,398
Commitments and contingencies (Note 6)		
Member's capital		1,102,297
Total liabilities and member's capital	$	1,156,695

The accompanying notes are an integral
part of this financial statement.

1. Organization and Nature of Business

Relevant Wealth Advisors, LLC (the "Company"), a San Francisco Bay Area wealth management firm, was initially formed in 1969 under the name of Collins & Co. On July 7, 1999, the Company began operating under the name of Collins & Company, LLC. Effective March 7, 2006, the New York Stock Exchange Group acquired the Company's membership, and the Company ceased operating as a New York Stock Exchange member organization. The Company changed its name from Collins & Company, LLC to Relevant Wealth Advisors, LLC on April 7, 2014.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. In addition, as an introducing broker, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered advisor in accordance with the Investment Advisors Act of 1940.

In accordance with the Company's operating agreement, the Company will continue in existence until the first of the following occurs: December 31, 2050; Majority vote of the members to dissolve the Company; Sale or other disposition of all or substantially all of the assets and properties of the Company and distribution to the members of the proceeds of the sale or other disposition; or Death, withdrawal, expulsion, bankruptcy, or dissolution of a member, unless the business of the Company is continued by a vote of all the remaining members within ninety days of the happening event.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under the provisions provided for in subparagraph (2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

Commissions are recognized on a trade-date basis. Investment advisory fees and investment management fees are recognized at the end of each calendar quarter. Fee income for these services is based on an agreement with each customer and is generally determined as a percentage of assets in the customer's portfolio.

Cash and Cash Equivalents

Cash includes demand deposit accounts and money market investments, which have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Continued

2. **Summary of Significant Accounting Policies**, continued

Accounts Receivable

Accounts receivable consist primarily of revenues generated through management fees. No allowance was deemed necessary as of December 31, 2016.

Furniture and Equipment

Depreciation of furniture and equipment is provided on straight-line basis over estimated useful lives of three to seven years. The Company establishes $5,000 as the threshold amount for capitalization of tangible property. Any items costing below this amount are expensed. Depreciation of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives of 5 years or the term of the lease.

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the sole member for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal, state, or local income taxes, other than California State minimum annual LLC taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues at the date of the financial statements and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, as part of its ongoing efforts to assist in the convergence of U.S. GAAP and International Financial Reporting Standards ("IFRS"), the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606). The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance.

Continued

2. Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

The ASU provides alternative methods of initial adoption and will become effective for private companies for annual periods beginning after December 15, 2018. The FASB has issued several updates to the standard which i) defer the original effective date from January 1, 2018 to January 1, 2019, while allowing for early adoption as of January 1, 2018 (ASU 2015-14); ii) clarify the application of the principal versus agent guidance (ASU 2016-08); and iii) clarify the guidance on inconsequential and perfunctory promises and licensing (ASU 2016-10). In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers* (Topic 606) *Narrow-Scope Improvements and Practical Expedients*, to address certain narrow aspects of the guidance including collectability criterion, collection of sales taxes from customers, noncash consideration, contract modifications and completed contracts. This issuance does not change the core principle of the guidance in the initial topic issued in May 2014. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The ASU will be effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this accounting guidance on its financial statements.

3. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member of the Company.

The net income or losses of the Company are allocated to the member. For the year ended December 31, 2016, distributions from the Company were made in accordance with the Amended Limited Liability Company Agreement dated December 31, 2010.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2016, the Company had net regulatory capital of $1,034,936, which was $1,029,936 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.0 as of December 31, 2016.

Continued

5. Furniture and Equipment

As of December 31, 2016, furniture and equipment consisted of the following:

Furniture and equipment	$	103,840
Less accumulated depreciation		(69,308)
Total furniture and equipment, net	$	34,532

Depreciation expense for the year ended December 31, 2016 was $9,747.

6. Commitments and Contingencies

The Company entered into a lease agreement on November 6, 2013 that became effective January 1, 2014. Rent increases are based on amounts stated in the Lease for a 60-month term.

Minimum future rental payments as of December 31, 2016, are as follows:

2017	$	107,570
2018		109,725
2019		9,159
Total minimum future rental payments	$	226,454

7. Concentration of Credit Risk

Cash Held in Bank

The Company maintains a demand deposit with a commercial bank. During the normal course of business, the Company maintains cash balances that may exceed the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on these deposits.

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000.

The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2016, the Company had no uninsured money market account balance.

Significant Clients

As of December 31, 2016, one client represented 60% of outstanding investment management fees receivable.

Continued

8. Defined Contribution Plan

The Company provides a defined contribution retirement plan that covers all employees and members with three or more years of service. The contribution rate is discretionary and ranges from zero to 25 percent of eligible wages up to $200,000. In no event can the funding exceed $50,000 for each employee. The Company elected to make a contribution for the year ended December 31, 2016 of $71,000.

9. Related Party Transactions

The sole Member of the Company acts as Trustee for one of the Company's clients, which qualifies as a related party relationship under U.S. GAAP. The Company has an agreement with the client (a Trust) to manage the Trust's assets, and as a result, recorded $97,060 of advisory and trustee fees during the year ended December 31, 2016. This amount is included in Advisory fees on the statement of income.

10. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 22, 2017, the date which these financial statements were issued. No material subsequent events have occurred through February 22, 2017 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Relevant Wealth Advisors, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Relevant Wealth Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii) (the "exemption provisions") and (2) the Company stated that Relevant Wealth Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

BPM LLP
San Francisco, California
February 22, 2017

RELEVANT
WEALTH ADVISORS

February 22, 2017

Relevant Wealth Advisors, LLC
2 Belvedere Place, Suite 350
Mill Valley, CA 94941

To BPM LLP:

Relevant Wealth Advisors, LLC (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (K)(2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2016, without any exceptions.

Sincerely,

Bruce Raabe, President

2 Belvedere Place, Suite 350 Mill Valley, California 94941-2486 Office 415.925.4000 www.RelevantWealth.com